InterOil Returns to Wahoo

SINGAPORE and PORT MORESBY, Papua New Guinea, June 10, 2015 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) has resumed drilling at Wahoo with the Wahoo-1 side-track exploration well in Petroleum Prospecting License 474 in the Gulf Province of Papua New Guinea.

Wahoo-1 side-track well is the follow-up to Wahoo-1 which was suspended in July 2014 due to higher-than-expected pressures.

The Wahoo-1 side-track is a significant step-out from existing gas fields and will test whether the successful trends identified around PRL15 extend 170km to the south-east of Elk Antelope.

InterOil holds a 78.1114% interest in the well and is operator. The remaining 21.8886% interest is held by minority interests. InterOil will keep the market informed of material developments.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65-6507-0222 E: michael.lynn@interoil.com	T: +65-6507-0222 E: david.wu@interoil.com	T: +1-212-653-9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65-6507-0222 E: robert.millhouse@interoil.com	T: +61-418-708-663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.